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                                                                     Exhibit (o)


                            HOTCHKIS AND WILEY FUNDS

          PLAN PURSUANT TO RULE 18f-3 UNDER THE INVESTMENT COMPANY ACT


        The Small Cap, International, Balanced, Total Return Bond and Low Duration Funds (individually a "Fund" and, collectively, the "Funds") of the Hotchkis and Wiley Funds offer Distributor Class Shares and Investor Class Shares as follows:


Distribution Fees

        Distributor Class Shares bear the expenses of the ongoing Rule 12b-1 Plan distribution fees applicable to the Class.

Voting Rights

        The Distributor Class has exclusive voting rights on any matter submitted to shareholders that relates solely to its ongoing distribution fees. Each Class shall have separate voting rights on any matter submitted to shareholders in which the interests of one Class differ from the interests of the other Class.

Dividends

        Dividends paid on each Class will be calculated in the same manner at the same time and will differ only to the extent that any distribution fee relates only to the Distributor Class.

Exchange Privileges

        Holders of Distributor Class Shares and Investor Class Shares shall have such exchange privileges as set forth in the Funds' current prospectus. Exchange privileges may vary between Classes and among holders of a Class.

Other Rights and Obligations

        Except as otherwise described above, in all respects, each Class shall have the same rights and obligations as each other Class.


Adopted: January 26, 1999; Effective April 1, 1999